

03051931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-02 (MM/DD/YY) AND ENDING 06-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. BROKERAGE GROUP, INC.

OFFICIAL USE ONLY
22691
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 WARREN STREET
(No. and Street)

BEVERLY	NEW JERSEY	08010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH AMUNDSEN 212-709-8250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH AMUNDSEN, CPA
(Name – *if individual, state last, first, middle name*)

67 WALL ST.	NEW YORK	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. JOSEPH WOOTERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. BROKERAGE GROUP, INC, as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUANN YANSICK
Notary Public of New Jersey
My Commission Expires Feb. 9, 2008

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and retained earnings
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G-W Brokerage Group, Inc.
215 Warren Street
Beverly, New Jersey 08010
609-386-3800
609-386-5140 (fax)
AmerFinSer@aol.com

July 21, 2003

U.S. Securities and Exchange Commission
601 Walnut Street
Suite 1120 East
Philadelphia, PA 19106-3322

RE: Notification of Change in Auditors

Gentlemen:

This letter is to notify you and the NASD of our intent to change independent CPA auditors effective as of this date. Our intent is to have a rotation of auditors so that we fully comply in our own minds with all the intent of the Sarbanes-Oxley Act. We further expect to review the work of succeeding accountants on an annual basis to insure that we are meeting all relevant regulations. During the past 24 months preceding our decision, there have been no problems relating to accounting, audit or compliance issues and there have been no unresolved such problems.

We are sending a notice of this letter to our former accountant, Canterelli, Vernola & Enterline, LLP , and asking them to initial this notice in agreement. A copy is also being sent to the new accountant, Joseph Amundsen, CPA, NY License #87609.

Yours truly,



G-W Brokerage Group Inc

AGREED AND ACCEPTED: 

cc: U.S. Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

National Association of Securities Dealers Inc.
1390 Pickard Drive
Rockville, MD 20850

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
G-W Brokerage Group, Inc.

I have audited the accompanying statement of financial condition of G-W Brokerage Group, Inc. as of June 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-W Brokerage Group, Inc. at June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the
the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
July 31, 2003

G-W Brokerage Group, Inc

Statement of Financial Condition

June 30, 2003

Assets	
Cash	$ 14,976
Commissions receivable	6,373
Related party receivables	2,571
Current assets	23,920
Total assets	23,920
Liabilities and stockholders' equity	
Commissions payable	373
Management fees payable	6,001
Accrued state and local taxes	565
Current and long term liabilities	6,939
Common stock,stated value $1-1,000 shares authorized, 300 shares issued and outstanding	300
Additional paid-in capital	10,950
Retained earnings	5,731
Total stockholders' equity	16,981
Total liabilities & stockholders's equity	$ 23,920

The accompanying notes are an integral part of these financial statements.

G-W Brokerage Group, Inc

Statement of Operations and Retained Earnings

For the Year Ended June 30, 2003

Revenues	
Commission income	$ 74,994
Interest income	163
Total Revenues	75,157
Expenses	
Commission expense	46,050
Management fees	28,944
	74,994
Income before provision for Corporate income taxes	163
Provision for corporate income taxes	(565)
Net Loss	(402)
Retained earnings - July 1, 2002	6,133
Retained earnings - June 30, 2003	$ 5,731

The accompanying notes are an integral part of these fiancial statements.

G-W Brokerage Group, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2003

Cash flows from operating activities:		
Net loss		$ (402)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	$ (2,586)	
Related party receivables	49	
Increase (decrease) in operating liabilities:		
Commissions payable	(2,782)	
Management fees payable	5,368	
Accrued state and local taxes	$ 516	565
Net cash provided by operating activities		163
Cash and equivalents, beginning of year		14,813
Cash and equivalents, end of year		14,976
Supplemental disclosure:		
Interest paid		-
Income taxes paid		$ 249

G-W Brokerage Group, Inc.

Notes to Financial Statements

For the Year Ended June 30, 2003

1. Significant Accounting Policies

G-W Brokerage, Inc.(the Company) was incorporated in the State of New Jersey in May, 1988. The Company was formed to sell mutual funds, limited partnerships and other securities on a commission basis. It is the policy of the Company not to hold or take physical possession of any securities of their customers.

The Company prepares its financial statements on the accrual basis of accounting and records commissions receivable and payable on a trade date basis. Variable annuities and limited partnerships are recorded when the commissions are received.

Commissions receivable are written off as bad debt when management believes them to be uncollectable. All commissions receivable are believed to be collectable.

Income taxes are calculated on the liability method of accounting. The Company reports its taxable income on the same basis for financial statement purposes and no deferred tax liabilities arise.

Concentration of credit risk consists principally of commissions receivable. At June 30, 2003, and June 30, 2003, 100% of the commissions receivable was due from one company.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in money market accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Stockholders' Equity

The Company is authorized to issue 1,000 shares of no par voting common stock. The Company has issued, and are outstanding 300 shares of common stock. The stock has a stated value of $1. There was no change in common stock or additional paid in capital for the year ended June 30, 2003.

3. Related Party Transactions

The Company is solely owned by its parent company, G-W Financial Group, Inc. G-W Brokerage has a management agreement with G-W Financial in which G-W Financial (the Parent) provides all management and operating services for G-W Brokerage. These include, but are not limited to, office space and supplies, postage, accounting and management services, indemnity against errors and omissions, telephone and utilities. G-W Brokerage pays the commissions earned by its salesmen. G-W Brokerage pays G-W Financial 100% of the excess commissions received, but the management fee is not to exceed $250,000. For the year ended June 30, 2003, G-W Financial had earned $28,944 in management fees from G-W Brokerage.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net captal, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company was in compliance with these regulations.

5. Income Taxes

The Company has a New Jersey Corporate Business Tax liability of $565 and no U.S. Corporate Income Tax Liability. There is no deferred tax liability arising from its operations.

6. Anti-Money Laundrying Program.

The Company is required to have a program to actively prevent and prohibit money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities. At June 30, 2003, the Company was in compliance with this program.

G-W Brokerage Group, Inc.

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

as of June 30, 2003

Schedule 1

Total Shareholders' Equity	$ 16,981
Less: Haircut	(280)
	16,701
Less: Unallowable Assets	(2,571)
Net Capital	14,130
Minimum Net Capital required	(5,000)
Excess net capital	$ 9,130
Aggregate indebtedness	$ 6,002
Net Capital	$ 14,488
Ratio AI to NC	.41 to 1

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on G-W Brokerage's FOCUS report - Part IIA as of June 30, 2003.

G-W Brokerage Group, Inc.

Statement of Exemption from SEC Rule 15c3-3

For the Year Ended June 30, 2003

Schedule II

G-W Brokerage Group, Inc. is exempt from the requirement to determine reserve requirements pursuant to SEC Rule 15c3-3 section K based on the following:

1. G-W Brokerage Group, Inc. dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account whether or not registered as an investment company.

2. G-W Brokerage Group, Inc. broker transactions are limited to:

    a. The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account whether or not registered as an investment company.

    b. The solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States.

    c. The sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies.

3. G-W Brokerage Group, Inc. promptly transmits all funds and delivers all securities received in connection with their activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

4. G-W Brokerage Group, Inc. is not an insurance company which is registered as a broker-dealer.